File No. 70-7601



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Amendment No. 2 (Post-Effective)

                                       to

                              FORM U-1 APPLICATION

                                      under

                 The Public Utility Holding Company Act of 1935

                          -----------------------------

                       PUBLIC SERVICE COMPANY OF OKLAHOMA

                               212 East 6th Street
                              Tulsa, Oklahoma 74102

                   (Name of company filing this statement and
                     address of principal executive office)

                          -----------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent
                          of each applicant/declarant)

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                       Public Service Company of Oklahoma
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)
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         Public Service Company of Oklahoma ("PSO"), an Oklahoma corporation and a wholly owned public utility subsidiary of Central and South West Corporation, a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby submits for filing this Amendment No. 2 (Post-Effective) to its Form U-1 Application, File No. 70-7601. By Order of the Securities and Exchange Commission (the "Commission") dated March 29, 1989 (Release No. 35-24848), the Commission authorized PSO to purchase power conditioning products and ancillary marketing and technical consulting services from The Bayboro Corporation and to market such products to its customers. By this Amendment, PSO seeks authority to purchase power conditioning products from Meter Treater, Inc., A.E. Products, Inc., EDCO Telecommunications and Data Communications and any other suppliers that PSO determines to be competitive with the aforementioned suppliers in terms of quality or price (in lieu of The Bayboro Corporation). PSO also seeks authority to make arrangements with Kenick Incorporated (and any other vendors that PSO determines to be competitive with Kenick Incorporated in terms of service quality or price) to maintain inventory and to provide installation, training and inquiry response services to customers. The Application is hereby amended in its entirety as follows:


Item 1.  Description of Proposed Transactions.

         PSO proposes to purchase power conditioning products from Meter Treater, Inc. and A.E. Products, Inc., which manufacture the Meter-Treater brand of power surge protectors, installed


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between the electric power line and the electric meter, and from EDCO
Telecommunications and Data Communications, which manufactures power surge protectors, installed at electrical outlets (such power surge protection products, as the same may be further developed or changed by the suppliers thereof, being referred to herein as the "Products"). The Products provide protection to equipment (including computers, appliances and telecommunications and manufacturing equipment) in the event of power surges caused by lightning or other disturbances in or to the production, transmission and distribution of electricity. PSO may in the future purchase Products from suppliers other than Meter-Treater, Inc., A.E. Products, Inc. and EDCO Telecommunications and Data Communications if PSO determines that such suppliers are competitive with the aforementioned suppliers in terms of Product quality or price.
         The Products would be marketed by PSO through direct mail and other advertisements and telemarketing conducted by PSO personnel or independent telemarketing firms. PSO would enter into arrangements whereby Kenick Incorporated ("Kenick") would provide (directly and through subcontractors) for the maintenance and control of Product inventory, the installation of Products ordered by customers, training and technical assistance to PSO, customers and subcontractors as needed, and responses to customer inquiries as to service, Product performance and related matters. In addition to or in lieu of Kenick's performance of such services, PSO may engage in such activities directly or make


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arrangements with other vendors that PSO determines to be competitive with
Kenick in terms of service quality or price.
         Kenick or other vendors will charge PSO for services at rates agreed upon from time-to-time. PSO will offer customers purchase options and lease/purchase options at varying rates depending on the equipment ordered and payment plan selected.
         PSO currently anticipates that it will make expenditures of approximately $700,000 (including start-up expenses), $1,100,000 and $1,200,000 during the first three years of marketing and selling the Products and will realize revenues in those periods of approximately $600,000, $1,150,000 and $1,200,000.
         PSO believes that implementation of the proposed power conditioning program described above will enable it to provide systems and services to solve its customers' power quality problems. In addition, PSO believes that the proposed power conditioning program can be operated at margins that would provide PSO with a positive cash flow and a reasonable rate of return.
         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if


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Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions sent forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
         Rule 54 under the Act is satisfied because Rules 53(a), (b) and (c) are satisfied. As of December 31, 1996, CSW has invested approximately $880 million in EWGs and FUCOs or approximately 45% of CSW's "consolidated retained earnings" of $1,963 million as of December 31, 1996, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.

Item 2.  Fees, Commissions and Expenses.

         The estimate of the approximate amount of fees and expenses payable in connection with the transaction is as follows:


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                  Holding Company Act filing fee             $2,000*

                  Counsel fees
                    Milbank, Tweed, Hadley & McCloy          $2,500

                  Miscellaneous and incidental
                           expenses including travel,
                           telephone and postage                500
                                                             ------

                           TOTAL                             $5,000
                                                             ------

-------------------------

* Actual amount.


Item 3.  Applicable Statutory Provisions.

         Sections 9(a), 10 and 11(b) of the Act are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, PSO hereby requests appropriate orders thereunder. The proposed activities and the Products are very closely related to the core business of PSO, if not a part thereof, as they enable customers to ensure more completely the quality and safety of the electric service the provision of which is the core business of PSO. As such, the proposed activities easily pass the "functional relationship" test in respect of Section 11(b) of the Act enunciated by the Commission in Michigan Consolidated Gas Co., 44 S.E.C. 361 (1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971) and in many orders subsequently issued. In addition to the authorization previously granted by the Commission in respect of the Application to which this Amendment relates, precedent for the authorization sought by this Amendment can be found in Cinergy Corp., Release No. 35-26662 (February 7, 1997), under


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which, among other things, Cinergy Solutions, Inc. was authorized to market
"Consumer Services" to residential and small commercial customers, including meter-based and plug-in equipment to protect customer household appliances and electronic equipment from power surges, including due to lightning.

Item 4.  Regulatory Approval.

         No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.

Item 5.  Procedure.

         It is requested that the Commission issue and publish not later than May 16, 1997 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than June 6, 1997 as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and the Commission enter not later than June 9, 1997 an appropriate order granting and permitting this Application to become effective.
         PSO respectfully requests that appropriate and timely action be taken by the Commission in this matter.
         No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order


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issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements.

         Exhibit 1 - Preliminary opinion of Milbank, Tweed, Hadley & McCloy, counsel to PSO.

         Exhibit 2  -     Final or "Past Tense" opinion of Milbank,
                          Tweed, Hadley & McCloy, counsel to PSO (to be filed with Certificate of Notification).

         Exhibit 3  -     Financial Statements as of March 31, 1997 (to
                          be filed by amendment).

         Exhibit 4  -     Proposed notice of proceeding.


Item 7.  Environmental Effects.

         The proposed transactions do not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed program.


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                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated:  May 13, 1997.


                                     PUBLIC SERVICE COMPANY OF OKLAHOMA



                                   By: /s/WENDY G. HARGUS
                                       Wendy G. Hargus
                                       Treasurer



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                                  Exhibit Index


Exhibit                                                    Transmission
Number              Exhibit                                    Method
------              -------                                -------------

  1         Preliminary opinion of
            Milbank, Tweed, Hadley &
            McCloy, counsel to PSO.                          Electronic

  2         Final or "Past Tense"
            opinion of Milbank, Tweed,
            Hadley & McCloy, counsel
            to PSO (to be filed with
            the Certificate of
            Notification).                                       __

  3         Financial Statements as
            of March 31, 1997 (to
            be filed by amendment).                              __

  4         Proposed notice of
            proceeding.                                      Electronic


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